May 8, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Tangela Richter and Mellissa Campbell Duru

Market Resources, Inc.
Registration Statement on Form S-3
Filed April 6, 2006
File No. 333-133060

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Questar Market Resources, Inc. (the "Company") respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-133060) be accelerated by the Securities and Exchange Commission (the "Commission") to 11:00 a.m. Eastern Standard Time on May 10, 2006, or as soon as practicable thereafter.

Pursuant to your letter dated May 3, 2006, the Company hereby acknowledges (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company request that we be notified of such effectiveness by a telephone call to the undersigned at (801) 324-2648 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/T. C. Jepperson

Thomas C. Jepperson

Vice President and General Counsel

cc:

Abigail L. Jones (Questar Market Resources, Inc.)

Martin H. Craven (Questar Market Resources, Inc.)

Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)